Exhibit 99.5 • Xxx • Xxx Zero Harm Ryan Kilcullen

AGENDA • History of safety at James Hardie • Zero Harm journey • Zero Harm approach & progress • Next steps PAGE 2

SAFETY AT HARDIE – HISTORICAL PERSPECTIVE 1991 2006 2017 NA Business 2 & 20 Zero Harm Start-Up Safety Lead & Compliance Manage Risk Approach Empower Safety Avoid React to Engage Work Culture Injuries Incidents Teams Targeted Industry Above Top Quartile World Class Performance Average PAGE 3

TRANSFORMATION TO ZERO HARM From an industry top …to a World Class safety quartile performer (2 & 20)… culture (Zero Harm) Leadership drives “safety results” Leadership enables culture Employee compliance Employee empowerment & ownership “Safety spend” to maintain Zero Harm thinking integrating into threshold conditions every decision Local bias in tools, procedures & Global standardization with world processes class bench marking PAGE 4

OUR STRATEGY FOR TRANSFORMATION A Comprehensive Strategy Results in a 5-year Journey to to Enable the Cultural Shift World Class Performance PAGE 5

ZERO HARM ROAD MAP

A 5-year roadmap was established & guides our resource allocation and focus…

	Desired Outcomes	Core Programs & Accomplishments
Safe People	Operator empowerment	Milliken SafeStart: • Hourly directed sub-committee at all facilities
	Visible leadership	• All NA sites in full SafeStart implementation • Multi-day all NA manufacturing leadership training
	Resources committed to enable	Incremental safety roles added to the business – both site & central level
Safe Places	"Rosehill"-level housekeeping in NA	NA/AsiaPac housekeeping tours & benchmarking, local NA pilots in place
	Facilities that represent the Brand	Centralized COE in facilities maintenance, network wide lighting, ventilation etc.
	Industry best in class guarding & LOTO controls	LOTO • Industry best in class LOTO standardization
Safe Systems	Proactive, leading indicators guide actions & adjustments	Shift from lagging incidents to proactive measures of safety engagement
	Network core systems standardization	SDMS • Enterprise safety DMS enables deep insights
		Standardization of systems initiated – onboarding, forklift pedestrian interface, etc

Progress vs Expectation



2&20
Year1 Goal
Zero Harm

We are encouraged by our progress and have formalized game plans for continued advancement in FY19 & beyond

JamesHardie
PAGE 6

ZERO HARM STRATEGY – SAFE PEOPLE Safe People Leadership that enables Empowered employees Peer-to-Peer Language PAGE 7

ZERO HARM STRATEGY – PLACES & SYSTEMS Safe Places Zero Harm integrated design Facilities that represent our brand Safe Systems Global best practice sharing World class benchmarking PAGE 8

ZERO HARM RESULTS – NORTH AMERICA Incident Frequency Incident Severity Incident Incident Severity Incident Incident Frequency Zero Harm Performance Zero Harm Performance FY17 FY18 FY19 YTD World Class FY17 FY18 FY19 YTD World Class PAGE 9

ZERO HARM – GLOBAL DEPLOYMENT We are leveraging our global resources & applying a universal approach to our Zero Harm strategy PAGE 10

KEY TAKEAWAYS • JH organization is highly committed to journey to world class safety performance • Work force empowerment & leadership engagement are critical to our Zero Harm strategy • Global integration is occurring & best practice sharing is raising the standard in all regions • We are pleased by year one progress & have a roadmap for future direction PAGE 11

• Xxx • Xxx Q&A